UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2010

Commission File No. 0-29208

RTN STEALTH SOFTWARE INC.
(formerly “Arris Resources Inc.”) Registrant's Name

1250 West Hastings Street, Vancouver, B.C., V6E 2M4
Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [   ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________

Documents Included as Part of this Report

Exhibit No.	Document

99.1	News Release dated December 10, 2009
99.2	Notice of a Special Meeting of Shareholders Adjournment dated December 11, 2009
99.3	Supplement to the Management Information Circular dated November 5, 2009
99.4	Form of Supplemental Proxy – Special Meeting to be Held on January 5, 2010
99.5	News Release dated December 16, 2009
99.6	News Release dated December 17, 2009
99.7	Certificate of Name Change dated December 21, 2009
99.8	News Release dated December 29, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RTN STEALTH SOFTWARE INC.
(Registrant)

		By	By /s/ Lucky Janda
Lucky Janda,
President and CEO

Date	January 7, 2010